FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           July 10, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	10 th July 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about July 4, 2003

Item 3. Press Release

July 4, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific Announces Initial Flow Results from Cheal-1

Wellington, New Zealand – July 4, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the initial flow test of the Cheal-1 well in PEP38738, onshore Taranaki Basin, commenced on July 3, and has been in progress over the last 24 hours.

Item 5. Full Description of Material Change

Indo-Pacific Announces Initial Flow Results from Cheal-1

Wellington, New Zealand – July 4, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the initial flow test of the Cheal-1 well in PEP38738, onshore Taranaki Basin, commenced on July 3, and has been in progress over the last 24 hours. The well commenced flowing at a rate of 4.5 million cubic feet of gas per day through a 32/64 inch choke, at a surface flowing pressure of 750 psi. As the test progressed, an increasing amount of oil in the gas stream was indicated by change in colour and smokiness of the flare, and a gradual decline in gas rate due to the heavier well stream. Oil rates cannot be calculated until test separation equipment is available in a few weeks time.

The test interval includes the oil and gas sands originally flow tested in Cheal-1 in the mid 90’s, plus an additional gas sandstone about 50 feet higher in the well. Chief Executive David Bennett said “We are very pleased with these initial flow rates, which are more than twice those recorded when the well was originally tested. This is due to our improved completion technology as well as the additional gas pay sands. The extended production test in a few weeks time will allow us to make estimates of gas reserves and long term oil and gas production rates, hence assess the best means of developing the reserve". Cheal-1 and Cheal-2 wells are situated on the same site, less than four miles across easy terrain from pipeline tie-in points. Testing of Cheal-2 and the drilling of a Cheal-3 well higher on the structure are under consideration. Following verification of commercially viable reserves it is expected that pipeline connection and gas market will be readily achieved, so that the field can be in production early next year.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

July 4, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Announces Initial Flow Results from Cheal-1

Wellington, New Zealand – July 4, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the initial flow test of the Cheal-1 well in PEP38738, onshore Taranaki Basin, commenced on July 3, and has been in progress over the last 24 hours. The well commenced flowing at a rate of 4.5 million cubic feet of gas per day through a 32/64 inch choke, at a surface flowing pressure of 750 psi. As the test progressed, an increasing amount of oil in the gas stream was indicated by change in colour and smokiness of the flare, and a gradual decline in gas rate due to the heavier well stream. Oil rates cannot be calculated until test separation equipment is available in a few weeks time.

The test interval includes the oil and gas sands originally flow tested in Cheal-1 in the mid 90’s, plus an additional gas sandstone about 50 feet higher in the well. Chief Executive David Bennett said “We are very pleased with these initial flow rates, which are more than twice those recorded when the well was originally tested. This is due to our improved completion technology as well as the additional gas pay sands. The extended production test in a few weeks time will allow us to make estimates of gas reserves and long term oil and gas production rates, hence assess the best means of developing the reserve". Cheal-1 and Cheal-2 wells are situated on the same site, less than four miles across easy terrain from pipeline tie-in points. Testing of Cheal-2 and the drilling of a Cheal-3 well higher on the structure are under consideration. Following verification of commercially viable reserves it is expected that pipeline connection and gas market will be readily achieved, so that the field can be in production early next year.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.